Exhibit No. 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2013 through May 31, 2017 and November 30, 2017

	Six Months Ended	Year Ended May 31,
	November 30, 2017	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges [1]	5.16	3.08	5.36	5.29	5.34	2.86

[1] Calculated as follows:	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	Six Months Ended	Year Ended May 31,
(All numbers in thousands)	November 30, 2017	2017	2016	2015	2014	2013
Income before income tax	264,465	244,333	483,466	453,253	424,487	176,891
Fixed charges	63,544	117,387	110,851	105,549	97,918	95,346
Total	328,009	361,720	594,317	558,802	522,405	272,237